FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     Of The Securities Exchange Act of 1934

For the month of November, 1999
                              Worldwide Fiber Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

   #1510-1066 West Hastings Street, Vancouver, British Columbia Canada V6E 3X1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.


                      Form 20-F X             Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                      Yes _______              No   X

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following should be read along with our Consolidated Financial Statements for the 9 months ended September 30, 1999 and the year ended December 31, 1999.

General

     We are a provider of technologically advanced fiber optic communications infrastructure in North America using our state-of-the-art fiber optic network. We recently have begun marketing bandwidth services and intend to provide these services by the end of the year. We are developing our network to satisfy increasing demand for fiber optic capacity for the transmission of data, voice and video generated by high-bandwidth communications and the requirements of new entrants to the telecommunications business. We currently derive our revenues from the sale, grant of indefeasible rights-of-use ("IRU") and lease of dark fiber optic strands and conduit and related infrastructure. We have commenced the process of adding the necessary optical transmission equipment to enable us to provide bandwidth services to carriers and other service providers. Our targeted customers include communications carriers, Internet service providers ("ISPs") and large corporations with enterprise network needs.

     The development and build-out of our network will require significant capital expenditures through 2001, when the network is scheduled to be complete. Depending upon market demand, we may expand the network and will require additional capital if we decide to do so.

Sources of Revenue

     To date, we have primarily generated revenues from the construction of our fiber optic network. We will continue to construct fiber optic networks for third parties on a contract basis when these networks will either allow us to retain fiber or conduit assets on routes that complement and reduce the costs of completing our network, or to enhance our ability to make a sale, grant of indefeasible rights-of-use, lease or swap of network capacity or the provision of bandwidth services. We anticipate that, as we proceed with the development of our network, the percentage of revenues which we receive from construction services will decline from the level reflected in our results of operations to date.

     Revenues from construction contracts to develop fiber optic systems are calculated on the percentage of completion basis using the cost-to-cost method over the life of the build. This method is used because we consider costs incurred to be the best available measure of progress of these contracts. We make provisions for all potential losses as soon as they become evident.

     As a developer, we use a condominium strategy to develop the network. Our condominium strategy allows multiple participants to purchase, obtain indefeasible rights-of-use or lease fiber or conduit along a segment of our network at a fixed price. We generally commence construction of a segment when we have pre-sold sufficient strands and conduit to cover approximately 50% of our anticipated construction costs of that segment. Under participation agreements, we typically receive an initial deposit with the final payment coming after acceptance by the customer. To expedite route development or decrease development risk, we may seek a co-developer. Co-developers typically make a deposit and progress payments that represent their share of the project construction costs. They may also enter into co-marketing arrangements with us to sell the assets along the build.

     We recognize revenue for participation agreements on a percentage of completion basis. Following completion of a build, our retained fiber or conduit may be sold, granted through an indefeasible right-of-use or leased to a third party. Revenues and costs for a sale or grant of indefeasible rights-of-use of these fiber or conduit assets are recognized at the time of the transaction. Lease revenues are recognized as earned over the life of the lease.

     In the future we anticipate a significant amount of our revenues will be derived from providing bandwidth services, including optical transmission, private line, virtual voice, IP transport and ATM.

Joint Ventures

     Our consolidated balance sheet at September 30, 1999 and December 31, 1998 includes the assets and liabilities of WFI-USA, and a minority interest in it, reflecting our 75% interest in WFI-USA. A fifty percent interest in WFI-USA was transferred to us by Ledcor on August 31, 1998, and the additional 25% was acquired on December 31, 1998 from the treasury of WFI-USA. The consolidated income statement for the period ended December 1998 accounts for Worldwide Fiber's initial 50% interest in WFI-USA using the equity method. Worldwide Fiber Networks, Inc. ("WFNI") will be the primary subsidiary through which we will develop the U.S. segments of the dark fiber network. Subsequent to December 31, 1998 we also began consolidating WFI-USA's income statement and became responsible for supplying all of the capital necessary to fund those segments of the dark fiber network developed through WFNI.

     We have entered, and may in the future enter, into joint ventures to develop particular segments of the network, to secure rights-of-way ("ROW") or to enable us to provide bandwidth or other services on a more timely or capital efficient manner or for other reasons. For example, we entered into agreements with Illinois Central Railroad Company ("IC") and Canadian National Railway Company ("CN") which allow us to develop our network on both railroads' ROW in Canada and the United States.

Results of Operations

Worldwide Fiber Inc.
  Nine Months Ended September 30, 1999

     Revenue for the ninth month period ended September 30, 1999 was $235,138,100, versus $104,819,000 for the four month period from June 1, 1998 (commencement of operations) to September 30, 1998. Revenue in the current period was primarily derived from sales of conduit and fiber optic strands along segments in the Pacific Northwest, northeast U.S. and eastern Canada.

     Costs were $163,176,000 (69% of revenue) for the nine month period ended September 30, 1999, versus $90,909,000 (87% of revenue) for the period from June 1, 1998 (commencement of operations) to September 30, 1998. These reflect the costs incurred in development of our network which include costs related to subcontractors, rights-of-way and equipment purchases.

     Gross profit for the nine month period ended September 30, 1999 was $71,962,000 (31% of revenue), versus $13,910,000 (13% of revenue) for the period from June 1, 1998 (commencement of operations) to September 30, 1998. These increases are due to the higher margins achieved in ownership and development of dark fiber networks, compared to construction services.

     General and administrative expenses were $12,222,000 (5% of revenue) for the nine months ended September 30, 1999, versus $1,318,000 (1% of revenue) for the period from June 1, 1998 (commencement of operations) to September 30, 1998. We have completed a majority of the tasks necessary to perform the transition from Ledcor's management information and accounting systems to our own. General and administrative expenses are expected to continue to increase as we develop our systems, hire additional personnel and implement our bandwidth services strategy.

     Interest expense was $28,267,000 for the nine month period ended September 30, 1999 and was principally due to the issue of senior notes in December 1998 and July 1999. Interest income totaled $14,167,000 for this period and arose from the investment of the proceeds of the senior notes in short-term, investment grade securities.

     Income taxes provided for the nine month period ended September 30, 1999 totaled $20,175,000, versus $5,402,000 for the period from June 1, 1998 (commencement of operations) to September 30, 1998. These consist primarily of current taxes arising from our U.S. and Canadian operations.

     Minority interest for the nine month period ended September 30, 1999 totaled $3,247,000 and represents 25% of WFI-USA's net income.

Liquidity and Capital Resources

     At September 30, 1999, we had working capital of $912,207,000 including $675,175,000 in cash or cash equivalents.

     Cash used in operations during the nine months ended September 30, 1999 totaled $156,856,000. We have an aggressive business plan to build out the network in the United States and Canada that will require a significant investment in the development of fiber and conduits held for sale, grant of indefeasible rights-of-use, swap or lease and the purchase of transmission facilities. We anticipate that we will continue to experience negative cash flow (after capital expenditures) as we build out the network.

     In addition to the fiber assets contributed by Ledcor, we have formed a capital plan to develop approximately 16,000 route miles. The plan and the implementation of bandwidth services contemplate capital expenditures of approximately $1.26 billion through 2001. This plan includes the building of six intra-city networks ("city rings") in Canada and the installation of electronics and transmission equipment along our entire terrestrial network, commencing with the Vancouver-Detroit segment during the third and fourth quarters of 1999. This plan does not include the Hibernia project, which is discussed below. The following table describes funding sources contemplated by the plan:


  Net proceeds from the $500,000,000 12% senior notes due 2009
    (the "Notes") .......................................................     $484,000,000
  Net proceeds from the $175,000,000 121/2% senior notes due
    2005 (the "1998 Notes")..............................................      168,350,000
  Credit facilities (1)..................................................       26,650,000
  Co-developers and participant sales ...................................      581,000,000
                                                                            --------------
                                                                            $1,260,000,000
                                                                            ==============

----------

(1) We anticipate that up to $150 million may be available under our planned bank credit facility.

     Consistent with our strategy to create a low-cost position, we have agreements, subject to terms and conditions we consider customary, with co-developers and participants. We have received, in the aggregate to date, commitments of approximately $581,000,000 in cash to fund the completion of segments of our terrestrial network from co-developers and participants. Approximately $138,000,000 of the $581,000,000 is associated with revenue from construction services we are providing to two customers under which we will earn a specified margin and also retain dark fiber. The remainder of the $581,000,000 is derived from the sale, IRU or lease of fiber and conduit and additional construction services that we are providing to third parties along our own network segments. We intend to enter into additional arrangements with co-developers and participants prior to completion of the network in 2001.

     We expect to obtain the balance of the funding necessary to complete our terrestrial network and to implement our bandwidth services strategy from (1) the cash remaining from the notes and the 1998 Notes and (2) our planned bank credit facility. We have accepted a commitment letter from a bank lender which contemplates that up to $150,000,000 could be made available to us in the form of revolving credit borrowings. We expect the facility to close in the fourth quarter of 1999.

     We anticipate that these funding sources will provide us with sufficient capital to complete our terrestrial network and to implement our related bandwidth services strategy. However, because the cost of developing our network and implementing our bandwidth services strategy will depend on a variety of factors, many of which are beyond our control, including changes in the competitive environment of our current and planned markets, we expect that our actual costs may vary materially from those currently budgeted. In the event that our actual costs exceed our current budget or we do not have the funds we anticipate, we have the ability to adjust the number or sequence of segments we develop.

     On September 9, 1999 we completed a private placement of our convertible preferred shares for $345,000,000. Of this amount, $45,000,000 was used to repurchase certain of our shares held by an affiliate of our parent with the balance to be used in the manner described below.

     The plan described above does not include the Hibernia transatlantic fiber optic cable project. We estimate the total cost of this project to be approximately $865,000,000. We will use $300,000,000 of the proceeds from our recently completed private equity placement to fund the equity portion of the cost of construction of the Hibernia project. We currently expect that the debt component of the total cost will be approximately $565,000,000, and we have entered into a project financing commitment letter with Goldman Sachs Credit Partners LP, DLJ Capital Funding, Inc. and Credit Suisse First Boston. Under the project financing commitment, it is anticipated that the lenders will provide up to $600,000,000 in debt financing to one of our subsidiaries, non-recourse to Worldwide Fiber.

     We expect to pursue opportunities in addition to our planned network. Accordingly, from time to time we may seek to raise additional capital in the debt and/or equity capital markets prior to completion of our planned network. We cannot assure you that we will be successful in raising the capital necessary for the completion of construction for the remainder of our planned network development, the implementation of our bandwidth services strategy, the Hibernia project or for other opportunities on a timely basis or on terms that are acceptable to us, or at all.

Impact of Year 2000

     The Year 2000 problem impacts computer programs and hardware timers using two digits (rather than four) to define the applicable year. We rely on our computer systems and software applications in the operations and monitoring of all major aspects of our business. Any of our computer programs that have time-sensitive functions may recognize a date using "00" as the year 1900 rather than 2000, which could result in miscalculations or system failures. A failure of our computer systems, or those of Ledcor, major vendors, other material service providers or customers, could have a material adverse effect on our ability to develop our network and retain customers and on our ability to make payment on the notes.

Risks of Year 2000 Issues

     We can not reasonably estimate the extent to which we may experience Year 2000 problems. We have not experienced any problems to date related to the Year 2000 problem.

Description of our Year 2000 Program

     Our Year 2000 program began in 1997 while we were still a division of Ledcor. We initiated a review of all computer related equipment and software. This review encompassed all information and processing systems and related equipment that were critical to the operations of our business. A list of non-compliant equipment and software was developed and has resulted in the replacement of certain equipment. This process was completed prior to the commencement of our operations as Worldwide Fiber. The assets that were transferred to us in the reorganization in May 1998 are, to the best of our knowledge, Year 2000 compliant. Since we commenced operations in May 1998, we have required that all of our equipment purchased be Year 2000 compliant. We are currently reviewing the work performed by Ledcor and developing our own Year 2000 plan.

     We have obtained written confirmation from Ledcor concerning the status of Year 2000 compliance of Ledcor systems that were transferred to us in 1998. We have also reviewed and tested all equipment that we currently use. This project began in the first quarter of 1999 and we expect it to be completed in December 1999.

     We have reviewed and documented the systems in use and determined the possible effect on each system that would result from a systems failure due to the Year 2000 problem. The critical systems that have been reviewed include, but are not limited to: purchasing, payables, asset management, equipment management, payroll, sales and receipts, management information systems, accounting and project management. The review included an inventory and testing of equipment that is critical to the operations of our systems. Where testing was not possible, inquiry letters were sent to major suppliers in order to assess the Year 2000 status of their systems. Significant suppliers have been contacted with a request for information about their ability to provide services into the year 2000. The process is expected to be completed in December 1999.

     Any equipment or software that was determined to be non-compliant as a result of this review is being replaced. The projected cost of the Year 2000 assessment project is not expected to be material because substantially all of the systems we acquired since our commencement were Year 2000 compliant.

     The extent to which our vendors, customers and service providers are Year 2000 compliant is not determinable.

Contingency Plans and Costs to Address Year 2000 Issues

     We have developed plans, including a contingency plan, to assess the likelihood of any Year 2000 issues and to address potential Year 2000 problems caused by a failure of our computer systems or the systems of Ledcor, principal vendors, service providers and customers. These plans include increased staff awareness, advance preparation of invoices and payments and backup of potential systems. Due to the relatively low number of transactions processed by us, we will consider implementing a manual system for many functions in the case of a failure of any of our systems.

     We have expended $60,000 to date, and we expect to spend no more than an additional $115,000 to complete our Year 2000 readiness efforts. We may, however, have to bear costs and expenses relating to the failure of Ledcor, principal vendors, service providers and customers to be Year 2000 compliant on a timely basis. No material Year 2000 issues have been identified to date relating to third parties. Therefore, we cannot reasonably estimate costs which may be required for remediation or for implementation of our contingency plans.

                           Consolidated Balance Sheets

            (tabular amounts expressed in thousands of U.S. dollars)

                                   (Unaudited)

                                  September 30, 1999        December 31, 1998
                                  ------------------        -----------------
Assets

Current Assets
Cash and cash equivalents            $     675,175             $     156,366
Short term investments                      66,964                         -
Accounts receivable                        119,301                     3,272
Unbilled revenue                           112,662                    10,582
Inventory                                  117,249                    25,300
Other current assets                         5,524                    17,342
                                        -------------             -------------
                                         1,096,875                   212,862

Fixed Assets                               105,022                    15,475

Deferred income taxes                       16,408                     1,273

Deferred financing costs                    22,416                     6,650
                                        -------------             -------------
                                     $   1,240,721             $     236,260
                                        =============             =============

     The accompanying notes are an integral part of these consolidated financial statements.

                              WORLDWIDE FIBER INC.

                           Consolidated Balance Sheets

            (tabular amounts expressed in thousands of U.S. dollars)

                                   (Unaudited)

                                                                September 30, 1999        December 31, 1998
Liabilities

Current liabilities
Accounts payable and accrued liabilities                               $     139,456             $      20,296
Advances on contracts                                                         28,689                    13,651
Income taxes payable                                                          15,262                     7,609
Other liabilities                                                              1,261                        --
                                                                       -------------             -------------
                                                                             184,668                    41,556

Senior Notes                                                                 675,000                   175,000
                                                                       -------------             -------------
                                                                             859,668                   216,556

Minority interest                                                              4,690                     1,443

Mandatorily Redeemable Preferred Stock                                       345,000
Authorized:
    100,000,000,000 Series A Non-Voting Preferred Shares,
    100,000,000,000 Series B Subordinate Voting Preferred
    Shares, 45,000,000 Series C Redeemable Preferred
    Shares, no par value
Issued and outstanding:
    8,866,808 Series A Non-Voting Preferred Shares

Shareholders' equity
Common stock
Authorized:
    Unlimited number of Class A Non-Voting, Class B Sub-
    ordinate Voting and Class C Multiple Voting shares, no
    par value
Issued and outstanding:
    25,000,000 Class B Shares                                                 35,419                     7,400
    4,500,000 Class C Shares                                                   8,000

Contributed surplus                                                            2,242                     2,242

Retained earnings (deficit)                                                  (14,633)                    9,020

Accumulated other comprehensive income                                           335                      (401)
                                                                       -------------             -------------
                                                                              31,363                    18,261
                                                                       -------------             -------------
                                                                       $   1,240,721             $     236,260
                                                                       =============             =============

         The accompanying notes are an integral part of these consolidated financial statements.


                              WORLDWIDE FIBER INC.

                         Consolidated Income Statements

                For the periods ended September 30, 1999 and 1998

            (tabular amounts expressed in thousands of U.S. dollars)

                                   (unaudited)


                                                                       For the period from February 5,
                                                                        1998 (date of incorporation)
                                                Nine months ended           to September 30, 1998
                                               September 30, 1999           (operations commenced
                                                                                June 1, 1998)

Revenue                                            $     235,138                $     104,819

Costs                                                    163,176                       90,909
                                                   -------------                -------------
Gross profit                                       $      71,962                $      13,910
Expenses:
    General & administrative                              12,222                        1,318
    Depreciation                                             871                          260
                                                   -------------                -------------
                                                          13,093                        1,578
                                                   -------------                -------------
                                                          58,869                       12,332
Interest expense                                          28,267                           --
Interest income                                           14,167                           --
                                                   -------------                -------------
Income before income taxes, equity income &
   minority interest                                      44,769                       12,332
Equity income                                                 --                          (48)
                                                   -------------                -------------
Income before income taxes & minority
   interest                                               44,769                       12,284

Provision for income taxes                                20,175                        5,402
                                                                                           --
                                                   -------------                -------------
                                                          24,594                        5,402
                                                   -------------                -------------
Income before minority interest                           24,594                        6,882

Minority interest                                          3,247                           --
                                                   -------------                -------------
Net income for the period                          $      21,347                $       6,882
                                                   =============                =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                                         WORLDWIDE FIBER INC.

                                       Consolidated Statement of Changes in Shareholders' Equity

                                          For the nine month period ended September 30, 1999

                                       (tabular amounts expressed in thousands of U.S. dollars)

                                                              (unaudited)


                                      Preferred Stock                 Common Stock
                                      Series C Redeemable      Class B subordinate Voting          Common Stock
                                       Preferred shares        (formerly Class A Common)     Class C Multiple Voting
                                      Shares        Amount         Shares        Amount         Shares        Amount
                                      ------------------------------------------------------------------------------------
Balance-beginning of period                     -   $                5,000,300   $     7,400           -      $      -
                                                              -
Issuance of shares for certain
     Ledcor assets with deferred
     Tax assets                                                     19,999,700        25,019
Share Capital Re-organization
  Series C redeemable preferred
     share stock dividend (note 1)      5,000,000         5,000
  Repurchase of Class B subordinate
     voting shares in exchange for
     Class B subordinate voting                                    (25,000,000)      (32,419)
  shares                               40,000,000             -     23,043,500        32,419
     and Series C redeemable (note 1)
  Redemption of Series C
     redeemable Preferred             (45,000,000)
     shares (note 1)                                     (5,000)
  Issuance of Class B subordinate
     voting shares for cash ( note 1)                                  150,000         3,000
  Issuance of shares for certain
     Ledcor assets with deferred
     Tax assets (note 1)                                                                          4,500,000         8,000
Comprehensive income
     Net Income for the period
     Accumulated other
     Comprehensive
income-foreign
     currency translation
                                      ------------------------------------------------------------------------------------
Total comprehensive income                      -             -          -             -              -                -
                                      ------------- -------------  ------------  -----------   -------------   -----------
Balance-end of period                           -   $         -     23,193,500      $35,419       4,500,000      $  8,000
                                      ============= =============  ============  ===========   =============   ===========


                        The accompanying notes are an integral part of these consolidated financial statements.

                                      -11-

                                                         WORLDWIDE FIBER INC.

                                       Consolidated Statement of Changes in Shareholders' Equity

                                          For the nine month period ended September 30, 1999

                                       (tabular amounts expressed in thousands of U.S. dollars)

                                                              (unaudited)


                                                                    Accumulated
                                                                       Other           Total
                                         Contributed    Retained    Comprehensive   Shareholders'
                                            Surplus    Earnings       Income           equity
                                         -------------------------------------------------------------
Balance-beginning of period              $    2,242   $     9,020  $     (401)    $     18,261

Issuance of shares for certain
     Ledcor assets with deferred
     Tax assets                                                                         25,019
Share Capital Re-organization
  Series C redeemable preferred
     share stock dividend (note 1)
  Repurchase of Class B subordinate
     voting shares in exchange for
     Class B subordinate voting                                                        (32,419)
  shares                                                   (5,000)                      32,419
     and Series C redeemable (note 1)
  Redemption of Series C
     redeemable Preferred                                 (40,000)                     (45,000)
     shares (note 1)
  Issuance of Class B subordinate
     voting shares for cash ( note 1)                                                    3,000
  Issuance of shares for certain
     Ledcor assets with deferred
     Tax assets (note 1)                                                                 8,000
Comprehensive income
     Net Income for the period                             21,347                       21,347
     Accumulated other
     Comprehensive
income-foreign                                                            736              736
     currency translation
                                     -------------------------------------------------------------
Total comprehensive income                        -        21,347         736           22,083
                                     ---------------  -----------    -----------  ----------------
Balance-end of period                   $      2,242  $   (14,633)    $   335     $     31,363
                                     ===============  ===========    ===========  ================

                                                         WORLDWIDE FIBER INC.

                                                 Consolidated Statements of Cash Flows

                                           For the periods ended September 30, 1999 and 1998

                                       (tabular amounts expressed in thousands of U.S. dollars)

                                                              (unaudited)

                                                                                              For the period from February 5,
                                                                                               1998 (date of incorporation)
                                                                                                   to September 30, 1998
                                                                  Nine months ended                (operations commenced
                                                                 September 30, 1999                    June 1, 1998)
                                                                 ------------------           -------------------------------


Cash flows (used in) provided from operating
     activities                                                        $   (156,856)                    $     (11,197)
                                                                       ------------                     -------------
Cash flows used in investing activities
     Fixed asset additions                                                 (127,498)                               --
                                                                       ------------                     -------------

Cash flows provided from financing activities                               803,000                            11,276
                                                                       ------------                     -------------
Effect of exchange rate changes on cash                                         163                                --
                                                                       ------------                     -------------
Net increase in cash and cash
     equivalents                                                            518,809                                79
                                                                       ------------                     -------------
Cash and cash equivalents, beginning
     of period                                                              156,366                                20
                                                                       ------------                     -------------
Cash and cash equivalents, end of period                               $    675,175                     $          99
                                                                       ============                     =============

                        The accompanying notes are an integral part of these consolidated financial statements.


1.   The Company

     Worldwide Fiber Inc. (the "Company") is indirectly a subsidiary of Ledcor Inc. (Ledcor). The Company's operations consist of designing, engineering, constructing and installing terrestrial and marine fiber optic systems for sale or lease to third parties or for its own use.

     These financial statements should be read in conjunction with the consolidated financial statements of the Company for the period ended December 31, 1998.

Significant Transactions

     On March 31, 1999 the Company completed a series of transactions whereby certain fiber optic network assets were transferred to the Company by Ledcor in exchange for 19,999,700 Class A common shares. The cost of the assets acquired at March 31, 1999 amounted to $21,884,000. As a result of the transaction, the Company also received a deferred tax benefit of $3,136,000 which is reflected as a deferred tax asset.

     On September 9, 1999, the Company amended its share capital by re-designating 25,000,000 Class A Voting Shares to Class B Subordinate Voting Shares, cancelling its remaining classes of shares and creating Class A Non-Voting Shares, Class C Multiple Voting shares, Series A and B Preferred Shares and Series C Redeemable Preferred Shares. Subsequently, the Company declared a stock dividend of 5,000,000 Series C Redeemable Preferred Shares for $5,000,000. Concurrently, the Company repurchased the 25,000,000 outstanding Class B Subordinate Voting Shares from its parent in exchange for the issuance of 23,043,500 Class B Subordinate Voting Shares and 40,000,000 Series C Redeemable Preferred Shares. The Company then redeemed the 45,000,000 outstanding Series C redeemable preferred shares for $45,000,000 cash resulting in a charge to retained earnings of $40,000,000.

     On August 31, 1999 the Company issued 150,000 Class B Subordinate Voting Shares (re-designated from Class A Voting Shares) for $3,000,000 cash and on September 9, 1999, the Company issued 8,866,808 Series A Non-Voting Preferred Shares for $345,000,000 cash (Note 6).

     On May 28, 1999, the Company entered into an agreement with affiliates of Ledcor, whereby the Company would acquire certain fiber optic network assets. Closing occurred on September 27, 1999. As consideration, the Company issued 4,500,000 Class C Multiple Voting shares to affiliates of Ledcor. In addition, the Company assumed certain rights and obligations under build agreements with a third party including obligations relating to the completion of those builds and certain support structure, maintenance, license and access, and underlying rights obligations. The cost of the fixed assets acquired amounted to $26,000,000, the cost of the assets in the accounts of Ledcor. As a result of the transaction, the Company also received a deferred tax benefit of $12,000,000, as a result of a higher tax cost versus accounting cost of fixed assets. The Company also recorded a liability of $30,000,000, which is the estimated amount of the liability assumed from Ledcor.

Basis of Presentation

     These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented and include all adjustments of a normal recurring nature. Certain comparative figures have been restated to conform with the current period presentation.

Significant accounting policies

Revenue recognition

     Revenue for services provided to Ledcor for construction projects is recognized in the period the construction services are performed based on the costs incurred.

     Revenue and income from construction contracts to develop fiber optic network assets are determined on the percentage-of-completion basis using the cost-to-cost method. Provision is made for all anticipated losses as soon as they become evident. Claims for additional contract compensation are not recognized until resolved.

     Revenue from agreements to construct fiber optic network assets in connection with sales-type leases are recognized on the percentage-of-completion basis when the risk of construction is transferred to the lessee.

Stock Option Plan

     The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and, accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations ratably over the vesting period of the options.

2.   Supplemental cash flow information

                                                             Nine months ended
                                                             September 30, 1999

     Cash paid for income taxes                               $      12,778
     Cash paid for interest                                          10,451
     Issuance of common shares for certain Ledcor assets
         with deferred tax asset of $11,136,000                      33,019

3.   Balance Sheet components

                                                            September 30, 1999

     Unbilled revenue

        Revenue earned on uncompleted contracts                $      236,575

        Less:  Billings to date                                       123,913
                                                               --------------
                                                               $      112,662
                                                               ==============
     Inventory
        Fiber optic network assets                             $      116,700
        Construction supplies and small tools                             549
                                                               --------------
                                                               $      117,249
                                                               ==============
     Fixed assets
        Fiber optic network assets                             $       96,531
        Construction equipment                                          9,222
        Other                                                             622
                                                               --------------
                                                                      106,375
        Less:  Accumulated depreciation                                (1,353)
                                                               --------------
     Fixed assets - net                                        $      105,022
                                                               ==============

     The Company has not provided for any depreciation on fiber optic network assets for the period ended September 30, 1999 as these assets were under construction.

                                                             September 30, 1999

     Accounts payable and accrued liabilities

         Subcontractor and supplier costs                     $       98,199

         Subcontractor holdbacks payable                              23,800

         Interest payable                                             17,457
                                                              --------------
                                                              $      139,456
                                                              ==============

4.   Income taxes

Income before income taxes and minority interest

     The components of income before income taxes and minority interest are as follows:

                                                             Nine months ended
                                                             September 30, 1999

     Canadian                                                $          17,288

     U.S.                                                               27,541
                                                             -----------------
                                                             $          44,769
                                                             =================

Current income taxes

     The provision for income taxes attributable to net earnings consists of the following:

                                                             Nine months ended
                                                             September 30, 1999

     Canadian                                                $           9,130

     U.S. federal                                                        8,946

     U.S. state and local                                                2,099
                                                             -----------------
                                                             $          20,175
                                                             =================

Deferred income taxes

     Significant components of the Company's deferred tax assets are as follows:

                                                            September 30, 1999

     Fixed assets                                            $          16,224

     Other                                                                 184

     Valuation allowance                                                    --
                                                             -----------------
     Net deferred tax assets                                 $          16,408
                                                             =================


     Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will be fully utilized, therefore, no valuation allowance has been recorded.

5.   Segmented information

     The Company operates within a single operating segment, the construction and installation of fiber optic network assets. These fiber optic network assets are being constructed in Canada and the United States. Revenues, fixed assets, and deferred financing costs are located as follows:

                 Nine months ended
                September 30, 1999      September 30, 1999

                                                                 Deferred
                                                                 financing
                     Revenues              Fixed assets            costs

Canada          $     102,873           $      27,302          $      22,416

U.S.                  132,265                  77,720                     --
                -------------           -------------          -------------
                $     235,138           $     105,022          $      22,416
                =============           =============          =============

     The revenues are based on the location of the construction activities.

6.   Mandatorily Redeemable Preferred Stock

     On September 9, 1999 the Company authorized the following series of preferred shares:

         100,000,000,000     Series A Non-Voting Preferred Shares
         100,000,000,000     Series B Subordinate Voting Preferred Shares
         45,000,000          Series C Redeemable Preferred Shares

Series A Non-Voting Preferred Shares

     On September 9, 1999 the Company issued 8,866,808 Series A Non-Voting Preferred Shares for $345,000,000 in cash.

     The Series Non-Voting Preferred Shares are entitled to dividends on an equivalent basis to the Class A Non-Voting Shares into which the Series A Non-Voting Preferred Shares can be converted. The Series A Non-Voting Preferred Shares rank senior to all classes of common stock upon liquidation, dissolution and wind-up and are junior in right of payment of all indebtedness of the Company and its subsidiaries.

     The Series A Non-Voting Preferred Shares have a mandatory redemption on November 2, 2009 at a liquidation value consisting of the original purchase price of $38.909 per share plus an adjustment equal to 6% per annum of the purchase price, plus declared and unpaid dividends and the excess of the market value of the Class A Non-Voting Shares over the liquidation value.

     Upon a qualified underwritten public offering of at least $150,000,000 with a share price of at least 300% of the purchase price of the Series A Non-Voting Preferred Shares, each Series A Non-Voting Preferred Share may, at the option of the Company, be converted into Class A Non-Voting Shares at a ratio equal to one plus 6% per annum. If a qualified underwritten public offering occurs by September 9, 2000 the conversion will be on a one for one basis.

     The Series A Non-Voting Preferred Shares may be converted by the holders into Class A Non-Voting Shares, at any time, on the same basis as the Company's conversion right and may be converted into Series B Non-Voting Preferred Shares on a one for one basis. In addition, the holders of the Series A Non-Voting Preferred Shares have anti-dilution protection.

Series B Subordinate Voting Preferred Shares

     As at September 30, 1999, there are no Series B Subordinate Voting Preferred Shares outstanding.

     The Series B Subordinate Voting Preferred Shares are entitled to dividends on an equivalent basis to any dividends declared or paid on Class B Subordinate Voting Shares into which the Series B Subordinate Voting Preferred Shares can be converted. The Series B Subordinate Voting Preferred Shares rank senior to all classes of common stock upon liquidation, dissolution and wind-up and are junior in right of payment of all indebtedness of the Company and its subsidiaries.

     The Series B Subordinate Voting Preferred Shares are entitled to one vote per share.

     The Series B Subordinate Voting Preferred Shares are mandatorily redeemable on November 2, 2009 at a liquidation value of $38.909 per share plus an adjustment equal to 6% per annum of the purchase price, plus declared and unpaid dividends and the excess of the market value of the Class B Subordinate Voting Shares over the liquidation value.

     Upon a qualified underwritten public offering of at least $150,000,000 with a share price of at least 300% of the purchase price of the Series B Subordinate Voting Preferred Shares, each Series B Subordinate Voting Preferred Share, may at the option of the Company, be converted into Class B Subordinate Voting Shares at a ratio equal to one plus 6% per annum. If a qualified underwritten public offering occurs by September 9, 2000 the conversion will be on a one for one basis.

     The Series B Subordinate Voting Preferred Shares may be converted into Class B Subordinate Voting Shares, at any time on the same basis as the Company's conversion right and may be converted into Series A Non-Voting Preferred Shares on a one for one basis. In addition, the holders of the Series B Subordinate Voting Preferred Shares have anti-dilution protection

Series C Redeemable Preferred Shares

     On September 9, 1999 5,000,000 Series C Redeemable Preferred Shares were issued pursuant to a stock dividend and 40,000,000 Series C Redeemable Preferred Shares were issued pursuant to a share re-organization. Subsequently, the Company repurchased the 45,000,000 issued Series C Redeemable Preferred Shares for $45,000,000 (note 1). As at September 30, 1999, no Series C Redeemable Preferred Shares are outstanding.

     The holders of Series C Redeemable Preferred Shares are not entitled to dividends or voting rights and may redeem the Series C Redeemable Preferred Shares at $1 per share after November 2, 2009.

7.   Common stock

     On September 9, 1999 the Company authorized the following series of common stock:

         Unlimited number of Class A Non-Voting Shares
         Unlimited number of Class B Subordinate Voting Shares
         Unlimited number of Class C Multiple Voting Shares

         As at September 30, 1999 the following shares are issued and outstanding:

         Class A Non-Voting Shares                         -
         Class B Subordinate Voting Shares           23,193,000
         Class C Multiple Voting Shares               4,500,000

     The holders of the Class A Non-Voting Shares, Class B Subordinate Voting Shares, and Class C Multiple Voting Shares participate equally on dividends declared subject to any preference priority on other classes of shares.

     The holders of the Class A Non-Voting Shares are not entitled to voting rights. The holders of Class B Subordinate Voting Shares are entitled to one vote per share, and the holders Class C Multiple Voting Shares are entitled to 20 votes per share.

     In the event of liquidation, dissolution, or wind-up of the Company, any payment or distribution of assets will be paid or distributed equally share for share to the holders of the three classes of common stock.

     The holders of Class A Non-Voting Shares are entitled to convert their shares to Class B Subordinate Voting Shares on a one for one basis. The holders of Class B Subordinate Voting Shares are entitled to convert their shares to Class A Non-Voting Shares on a one for one basis and at any time prior to September 9, 2000 and into Series A Non-Voting Preferred Shares on a one for one basis. The holders of Class C Multiple Voting Shares are entitled to convert their shares into Class A Non-Voting Shares or Class B Subordinate Voting Shares on a one for one basis.

     During the nine months ended September 30, 1999, the Company granted stock options to employees and officers to purchase an aggregate 2.6 million shares of class A common stock of the Company at exercise prices between $10 and $20 per share. The stock options have terms expiring on or before June 30, 2009.

8.   Commitments

Supply Agreements

     On June 18, 1999, a subsidiary of the Company entered into a supply agreement with Tyco Submarine Systems Ltd. ("Tyco") whereby Tyco will serve as the primary contractor for the Company's transatlantic cable project. The initial contract price is approximately $607 million. The company has paid $100 million in payments during the nine month period ended September 30, 1999.

     The Company has placed purchase orders of approximately $47,600,000 with Nortel Networks.

IC/CN Agreements

     On May 28, 1999, the Company entered into agreements with Canadian National Railway Company ("CN") and Illinois Central Railroad Company ("IC") to license rights-of-way ("ROW") along certain of their respective rail transportation systems (the "Routes"). The Company will pay a license fee, based on the length of the ROWs, and payable pursuant to a formula based on cash flow generated from projects developed on the Routes. The Company will also provide a certain number of fibers as consideration for the license of the ROWs. In connection with these license agreements, the Company has formed subsidiary companies with CN and IC (the Company having a 75% interest and CN or IC having the remaining 25% interest) for the purpose of licensing the ROWs from CN and IC and developing the projects along the Routes.

9.   Senior Notes

     On July 28, 1999 the Company issued Senior notes (the "Notes") with a face value of $500,000,000. The Notes are unsecured obligations of the Company bearing interest at 12% payable semi-annually. The Notes are due August 1, 2009 and may be redeemed by the Company on or after August 1, 2000 at certain specified redemption prices. Up to 35% of the Notes may be redeemed by the Company prior to August 1, 2002 with the net proceeds from certain sales of the Company's common stock.

     The Notes contain certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness, issue certain preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

     The interest rate on the Notes is subject to increase if the Company does not file a registration statement with the Securities and Exchange Commission within certain time periods specified in the Notes Indenture.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 23, 1999                 WORLDWIDE FIBER INC.


                                         By:  /s/ Ron Stevenson
                                              ------------------------------
                                              Name:  Ron Stevenson
                                              Title:    President